

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 30, 2012

<u>Via U.S. Mail</u>
Ms. Charmaine King
President, Chief Executive Officer, Chief Financial Officer, and Director
Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper, UT 84020

> **Re: Gold and GemStone Mining Inc.**
> **Current Report on Form 8-K**
> **Filed May 4, 2012**
> **File No. 333-165929**

Dear Ms. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Update Gold and GemStone Mining Inc.'s EDGAR company profile to reflect its current company information, including business and mailing addresses.

<u>Completion of Acquisition of Disposition of Assets, page 3</u>

2. Based on disclosures in the collaboration agreement between Gold and GemStone Mining Inc. and Ridgeback Mining (Sierra Leone) Limited or RMSL which was filed as exhibit 10.2 to the Form 8-K, the proposed joint venture or JV company for mining exploration in Sierra Leone is yet to be formed, and RMSL is to transfer ownership of the three diamond and gold

concessions to the JV company only after it is established, which transfer is conditional upon your providing the agreed upon funding within a 12 month period.

- Please advise why Gold and GemStone Mining Inc. is providing disclosure pursuant to Items 2.01 and 5.01 of Form 8-K since it does not appear that as of the filing date Gold and GemStone Mining Inc. completed "the acquisition of a significant amount of assets, otherwise than in the ordinary course of business" or engaged in a transaction where an operating company acquired control of the shell company for purposes of "succession" under Exchange Act Rule 12b-2. Rule 12b-2 defines succession as the direct acquisition of the assets comprising a *going* business, whether by merger, consolidation, purchase, or other direct transfer. Rule 12b-2 also states that the term "succession" "does not include the acquisition of control of a business unless followed by the direct acquisition of its assets." Note that if the JV company is yet to be formed, the collaboration agreement would not change Gold and GemStone Mining Inc.'s status as a shell company. We may have additional comments following the review of your response.

- Please clarify statements in your website www.ggsmining.com that you have "successfully completed reverse merger on the OTCBB in the US." Refer to statements in "About Us" tab of your website.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers, page 3

3. Clarify here and throughout the Form 8-K that the collaboration agreement between Gold and GemStone Mining Inc. and RMSL relates to a proposed JV company to be formed at a later date. Further, clarify here and throughout the Form 8-K that RMSL is to transfer ownership of its mining concessions, and not "Properties," to the JV company only after the latter is established. Please address this comment also with respect to your "Ownership Interest" disclosure on page 10 to describe accurately that the local Paramount Chiefs as property owners have granted mining rights to RMSL, which rights expire and are subject to extension at the discretion of the local Paramount Chiefs.

4. You disclose that the share capital of the JV company is distributed equally between you and the shareholders of Ridgeback Mining (Sierra Leone) Limited. You also disclose that profits will be evenly distributed. With reference to the specific terms of the collaboration agreement and reference to the appropriate authoritative literature, please disclose how you plan to account for your investment in the JV company in your financial statements.

5. Tell us who owns Ridgeback Mining (Sierra Leone) Limited, and describe its current operations.

6. In conjunction with the execution of the collaboration agreement on May 4, 2012 your majority shareholders took a number of actions to reconfigure your capital structure. Your former directors and officers, Gennady Fedosov and Anna Ivashenko, cancelled an aggregate of 180,000,000 shares of your common stock and transferred an additional 88,000,000 to incoming management. Expand your disclosures to clarify why your former directors and officers cancelled and gave up a significant portion of their ownership of the company and how you plan to account for this transaction. Identify for us the authoritative literature upon which you will rely.

Our Corporate History and Background, page 3

7. The meaning of the second sentence in the second paragraph "On April 24, 2012 the Nevada Secretary of State to change our name…and to increase our authorized capital…" is unclear. Please revise here and also under "Market Information" on page 27.

Our Business, page 4

8. You disclose that the properties subject to the proposed JV company "are currently in the exploration state and no reserves have been proven." We note that in your website you make statements such as that you "currently [hold] the rights to mine concessions in the *proven* mining Kono District"[emphasis added]. As these statements appear to be inconsistent with your filing disclosures, please advise or otherwise revise them accordingly. Given that the mining concessions will be held by the JV company, which has not yet been established, and that these concessions may revert back to RMSL if you do not provide the required funding, please ensure that throughout the filing you characterize the mining concessions as conditional and that you define your rights as a holder of 50% ownership interest in the proposed JV company and not as a direct holder of such concession rights.

9. Please revise your disclosure to clarify how your obligation to finance each of the three claims "within 12 months" is measured. If your obligation is measured as of the date of the collaboration agreement, so state.

10. Please add relevant disclosure to describe how the management and operations of the proposed JV company will be conducted and the party responsible for the day-to-day business operations.

Research and Development, page 5

11. We note in this section that you refer to your company as a development stage instead of an exploration company. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development, or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the financial statements' head notes and footnotes. Please see Instruction 1 to paragraph (a) of Industry Guide 7.

Governmental Regulation, page 5

12. You state, among other things, that you are in the process of completing the business registration with the Ministry of Mines and Minerals. We note that the registration requirements include payment of various fees and that you currently have no funding to enable the development of the concessions. As such, please explain to us how you are able to complete the registration process without the required funding. In addition, we assume the disclosure that the cost for completing the initial registrations and compliance with the regulations is approximately $113,450 rather than $115,450 is inadvertent. Please revise.

Description of Property, page 7

13. Please provide an index map showing where your properties are situated in relationship to country, province, or other geographical area in which your concessions are located.

14. Please enhance the description of your mining property locations and include highway/roadway designations, directions, and distances as they relate to major cities or landmarks.

Nimiyama Sewafe Chiefdom (The Sandia Concession), page 7

15. To the extent possible, please expand your disclosure to better qualify and quantify the amount of remedial work required to allow for heavy plant machinery access. We make a similar observation with regard to disclosure about the Nimikoro Chiefdom and Sandoh Chiefdom properties.

Plan of Exploration, page 11

16. With a view towards disclosure, please tell us whether the timeframe and cost estimates related to sourcing, shipment of equipment, customs clearing, and transport during Phase 1 and all Phase 2 estimates represent management's beliefs based on its experience and understanding of the industry, or otherwise disclose the basis for all the various estimates provided. In addition, the $165,000 cost of obtaining the Mining License from Ministry of Mines, including EIA report and Work Plan, appears to represent a greater amount than the fees you disclose for these items on page 6. Please advise or revise. Finally, we assume the disclosure that the total cost for Phase 1 is $1,070,000.00 rather than $1,066,000.00 is inadvertent. Please revise.

17. It appears that the total timeframe for Phase 2 is three and a half months rather than six weeks. Please revise your disclosure accordingly.

Risks Related To Our Business, Page 13

18. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

19. Please disclose whether your officers and/or directors have visited your mining concessions, and, if so, when and for how long. If they have not visited your concessions, please add a related risk factor disclosure.

20. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

We may not be able to secure additional financing to meet our future capital needs, page 13

21. As drafted, this risk factor appears generic and applicable to any development stage company. In light of your "The JV Agreement entered into with RMSL requires us to invest

a total of $4,500,000 into the Properties within 12 months…" risk factor on page 16, either combine these two risk factors to remove redundant disclosure or otherwise revise your disclosure to highlight specific material risks which are not currently contemplated by your page 16 risk factor.

If we are currently listed on the Over-the-Counter Bulletin Board quotation system…, page 18

22. Since Gold and GemStone Mining Inc.'s common stock is quoted on the Over-the-Counter Bulletin Board, we assume inclusion of the word "If" in the caption or heading is inadvertent. Please revise. Similarly revise your "We will incur increased costs and compliance risks as a result of becoming a public company…" risk factor, considering that you are currently a publicly reporting company.

Liquidity and Financial Condition, page 20

23. You disclose that your accountants have indicated that there is substantial doubt about your ability to continue as a going concern over the next 12 months from January 31, 2012. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, *Uncertainty About an Entity's Continued Existence*. Please provide additional detail, including, but not limited to, the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

- How you will support your business if you cannot obtain funding;

- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

- Detailed cash flow discussions for the 12 month period following the date of the latest balance sheet presented;

- A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations; and

- Management's plans, including relevant prospective financial information.

Directors and Executive Officers, page 23

24. We note that in your "Transaction with Related Persons" disclosure on page 27 you state that

Mr. Tom Tucker "is a director and officer of RMSL." Please revise Mr. Tucker's biographical information to reflect his current affiliation with RMSL.

Audit Committee Financial Expert, page 26

25. Since Gold and GemStone Mining Inc. does not have an audit committee, we assume the statement "Our board of directors has determined that it does have a member of its audit committee that qualifies as an 'audit committee financial expert'…" is inadvertent. Please revise. Alternatively, if Gold and GemStone Mining Inc. has determined that a member of its board of directors which comprises the audit committee qualifies as an audit committee financial expert, identify that member.

Certain Relationships and Related Transactions, and Director Independence, page 27

26. With respect to Mr. Tucker, please revise your disclosure to the extent necessary to comply with the disclosure requirements of subparagraphs (3), (4), and/or (6) of Item 404(a) of Regulation S-K, as applicable. In addition, please provide Item 404(c) of Regulation S-K disclosure related to promoters and certain control persons.

Common Stock, page 28

27. Please revise your disclosure to remove the reference to Gold and GemStone Company's being a holding company and the references to an operating subsidiary and to an operating subsidiary in the PRC.

Recent Sales of Unregistered Securities, page 28

28. Please revise your disclosure to reflect the issuance of 88 million shares of common stock to the new management team. In this regard, we note your disclosure on page 3. To the extent that the cancellation of shares held by your former officers and directors and the issuance of shares to the incoming management were effectuated through written instruments, please tell us what consideration you have given to filing them as exhibits to the Form 8-K.

Change in Shell Company Status, page 31

29. As noted above, since the transaction reported pursuant to Items 2.01 and 5.01 of Form 8-K has not resulted in Gold and GemStone Mining Inc.'s acquiring or obtaining control of an operating business, it appears that its status remains that of a shell company. Refer to the definition of a shell company under Exchange Act Rule 12b-2. Further, we are unable to

locate disclosure relating to "the Share Exchange." Please advise or otherwise revise your disclosure accordingly.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions about comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions about comments on mining matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

Very truly yours,

/s/ Era Anagnosti, for

Pamela A. Long
Assistant Director